FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (check all applicable)
Papa Mark G 333 Clay Street Ste. 4200 Houston TX 77002	EOG Resources, Inc. (EOG)	___ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Chairman & CEO

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/31/2002
	5. If amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing   (Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More Than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock - Phantom	02/12/02		A	V	27,274	A			D	
Common Stock - Phantom	01/30/02		A	V	5.40	A	32.90		D	
Common Stock - Phantom	04/30/02		A	V	4.319	A	42.55		D	
Common Stock - Phantom	07/31/02		A	V	5.360	A	34.29		D	
Common Stock - Phantom	10/31/02		A		5.115	A	37.03	80,619	D	
Common Stock								134,000	D	
Common Stock								6,863	I	401(k) Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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Form 4 (cont.)

1. Name and Address of Reporting Person
Papa   Mark   G
333 Clay Street   Ste. 4200
Houston TX 77002

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

Table II -Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (mm/dd/yy)	3A. Deemed Execution Date, if any (mm/dd/yy)	4. Transaction Code (Instr. 8)		5. No. of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)		6. Date Exercisable and Expiration Date (mm/dd/yy)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. No. of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Non-Qualified Stock Options (right to buy)	32.40	02/12/02		A	V	77,065		2/12/02 (1)	2/12/09	Common Stock	77,065		77,065	D	
Employee Non-Qualified Stock Options (right to buy)	33.66	08/07/02		A	V	180,000		8/7/02 (2)	8/7/09	Common Stock	180,000		180,000	D	

Explanation of Responses:

(1) - The option becomes exercisable in 20 percent increments beginning on grant date and on each of the next four grant date anniversaries.

(2) - The option becomes exercisable in 20 percent increments beginning on grant date and on each of the next four grant date anniversaries.

By:/s/ MARK G. PAPA   10/31/02
Mark G. Papa   Date
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Name and Address of Reporting Person
Papa   Mark   G
333 Clay Street   Ste. 4200
Houston TX 77002

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

POWER OF ATTORNEY

Know all by these presents, that the undersigned, Mark G.

Papa, hereby constitutes and appoints each of Barry Hunsaker,

Jr., Patricia L. Edwards and Vickie L. Graham, signing

singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the

undersigned's capacity as an officer and/or director of EOG

Resources, Inc. ("Company"), Forms 3, 4, and 5 in accordance

with Section 16(a) of the Securities Exchange Act of 1934

and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the

Form 4 (cont.)

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol
Papa Mark G	EOG Resources, Inc. (EOG)
333 Clay Street Ste. 4200	
Houston TX 77002	4. Statement for Month/Day/Year
	10/31/2002

undersigned which may be necessary or desirable to complete

and execute any such Form 3, 4, or 5, complete and execute

any amendment or amendments thereto, and timely file such

form with the United States Securities and Exchange

Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in

connection with the foregoing which, in the opinion of such

attorney-in-fact, may be of benefit to, in the best interest

of, or legally required by, the undersigned, it being

understood that the documents executed by such attorney-in-

fact on behalf of the undersigned pursuant to this Power of

Attorney shall be in such form and shall contain such terms

Form 4 (cont.)
1. Name and Address of Reporting Person
Papa   Mark   G
333 Clay Street   Ste. 4200
Houston TX 77002

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

and conditions as such attorney-in-fact may approve in such

attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full

power and authority to do and perform any and every act and thing

whatsoever requisite, necessary, or proper to be done in the

exercise of any of the rights and powers herein granted, as fully

to all intents and purposes as the undersigned might or could do

if personally present, with full power of substitution or

revocation, hereby ratifying and confirming all that such

attorney-in-fact, or such attorney-in-fact's substitute or

substitutes, shall lawfully do or cause to be done by virtue of

Form 4 (cont.)

1. Name and Address of Reporting Person
Papa   Mark   G
333 Clay Street   Ste. 4200
Houston TX 77002

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

this power of attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-

fact, in serving in such capacity at the request of the

undersigned, are not assuming, nor is the Company assuming, any

of the undersigned's responsibilities to comply with Section 16

of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect

until the undersigned is no longer required to file Forms 3, 4,

and 5 with respect to the undersigned's holdings of and

transactions in securities issued by the Company, unless earlier

revoked by the undersigned in a signed writing delivered to the

foregoing attorneys-in-fact.

Form 4 (cont.)

1. Name and Address of Reporting Person
Papa   Mark   G
333 Clay Street   Ste. 4200
Houston TX 77002

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

IN WITNESS WHEREOF, the undersigned has caused this Power of

Attorney to be executed as of this 10 day of September, 2002.

Signature: /s/ MARK G. PAPA

Print Name: Mark G. Papa